Exhibit 99.1


[PUBLICIS GROUPE S.A. LOGO]


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          PRESS RELEASE
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CONTACTS AT PUBLICIS GROUPE SA:

          PIERRE BENAICH, INVESTOR RELATIONS +33 1 4443 6500
          EVE MAGNANT, CORPORATE COMMUNICATIONS +33 1 4443 7025



                      PUBLICIS ANNOUNCES FINANCIAL RESULTS
                          ACHIEVING 2002 OBJECTIVES ;
                          GROUPE CONFIRMS 2003 TARGETS


Paris, March 11, 2003 - Publicis Groupe SA announced it had achieved all of its objectives for financial performance in 2002 despite a particularly difficult global economic environment.

The TARGETS MET BY THE GROUPE for the year 2002 included:

-  REVENUES: +20.2%
-  EBIT: +25.4%
-  CASH FLOWS FROM OPERATIONS: +51.7%
-  CHANGE IN WORKING CAPITAL: +(EURO)163 MILLION
-  FREE CASH FLOW :(EURO)337 MILLION (PRO-FORMA)

MAURICE LEVY, Chairman and CEO of Publicis Groupe SA, COMMENTED ON 2002 RESULTS:

<<The past two years have required managing in a very unpredictable environment.
I am pleased to say that we have passed that test. Last year, 2002, was particularly challenging because of constantly-changing conditions. Yet, despite the lack of predictability, our people were able not only to bring in financial results in line with our objectives, but also able to assure solid development of our business and to realize the most important merger in advertising history. We are particularly pleased with performance that is very significantly superior to the marketplace because it is more evidence of the exceptional quality of our people and their ability to bring their clients each day better and better service.>>

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- The ratio of EBIT/REVENUES is in line with Groupe objectives, at 13.8 per cent for Publicis before integration of Bcom3 and at 14.7 per cent including Bcom3 for the fourth quarter of the year. The difference is substantial because the last quarter of each year is traditionally that with the highest profit margin. Both ratios take into account costs related to normal business restructuring.

- The ratio of DEBT TO EQUITY improved significantly, from 1.25 to 0.83, strengthening the Groupe's financial structure.

- The `FREE CASH FLOW' grew very significantly, from 39 million euros in 2001 to 337 million euros in 2002, due mainly to strong inflows in working capital.

- The MERGER WITH BCOM3 went according to schedule.

- The INTEGRATION OF D'ARCY in the other units of the Groupe is proceeding in line with objectives.

- The INTEGRATION OF SAATCHI & SAATCHI was an exceptional success. The Saatchi global network won the most distinguished industry awards last year.

- Saatchi & Saatchi was ranked first, and Publicis Worldwide was ranked second, in global new business won in 2002.

- The Groupe as a whole, generated 2.2 BILLION EUROS OF NET NEW BUSINESS during the year.

- AVAILABLE BANK CREDIT LINES amount to 815 million euros.

The acquisition of Bcom3, followed by its merger with Publicis Groupe SA, meant a radical transformation of the global advertising marketplace ; it meant the entry of Publicis Groupe SA into the `Top Tier' of global players--those able to serve the largest clients anywhere with all advertising and communications services everywhere and able to manage those accounts with global strategic impact.

Publicis Groupe SA is now fourth largest group in its industry, as well as first worldwide in the strategic field of media counsel and buying, and a worldwide leader in the growing field of healthcare communications.

In the uncertain economic climate of 2003, Publicis will remain committed to its priority of bringing clients the best service in the business, meeting or exceeding client expectations. At the same time, Publicis Groupe SA will continue its focus on achieving its objective of 15 per cent operating margin as early as the second half of 2003.

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MAURICE LEVY COMMENTED ON THE OUTLOOK FOR 2003 :

 <<The year 2003 continues to be marked by signs of uncertainty in the economic environment ; a climate of confidence by investors has not been reestablished, international diplomatic tensions predominate, and economic difficulties are apparent. Our Groupe's priorities are adapted to this climate. In a word, it is to provide our top resources to improving the competitive position of our clients. We do this by the most committed, most complete, and more competitive service to clients.

The newly-reinforced resources of Publicis, and its new dimension as a world leader, are critical in winning new clients and earning the continuing confidence of current and long-standing faithful clients. The quality and the competitive spirit of our teams have already proved themselves winning elements in the past two years of difficult economic conditions ; these factors will continue to give us the competitive edge in our industry and help us achieve our overall objective of being the preferred advertising and communications partner of our clients.

At the same time, we will continue to concentrate our efforts on the profitability and financial management of our Groupe. Our objective is clear: achieve 15 per cent of operating margin (EBIT/revenues) during the second half of 2003.

Finally, and in line with our announcement in 1998 at the time of restructured capital of Somarel, the holding controlling the Groupe, shareholders will be asked at the next shareholders' Annual General Meeting to vote on the merger of SOMAREL with Publicis Groupe SA.>>


The ANNUAL GENERAL MEETING OF SHAREHOLDERS will be called for Thursday, May 15, 2003, at the Maison des Arts et Metiers, Paris 75008, France. A dividend of 0.24 euro per share (excluding avoir fiscal tax credit) will be proposed, compared to
0.22 euro for 2001. The proposed dividend increase is nine per cent.

It will also be proposed to shareholders to approve the merger of SOMAREL and of MLMS with Publicis Groupe SA, in line with commitments made public in 1998.

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The Conseil de Surveillance of Publicis Groupe SA, chaired by Madame Elisabeth
Badinter, met Tuesday, March 11, 2003, to approve the accounts and management report for the year 2002, as presented by Maurice Levy, Chairman & CEO.

KEY FIGURES* (IN EUROS):


                         2001           2002           % Change
Billings                 16.7 billion   24.7 billion     +48.5%

Revenues                 2.43 billion   2.93 billion     +20.2%

EBITDA                    426 million   533 million      +25.1%
Ratio EBITDA/Revenues      17.5 %         18.2 %

EBIT                     342 million    429 million      +25.4%
Ratio EBIT/Revenues         14.1 %        14.7 %

Net income (excluding    215 million    237 million      +10.2%
minority interests)
before goodwill
amortization

Net income (excluding    151 million    147 million       -2.6%
minority interests)
after goodwill
amortization

EPS before goodwill        1.55             1.63          +5.2%
amortization

Diluted EPS before         1.55             1.51          -2.6%
goodwill amortization

Proposed dividend          0.22             0.24            +9%

Cash Flows from          259 million    393 million      +51.7%
operations


* These figures include integration of Bcom3 over three months and five days.


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MERGER WITH BCOM3: A MAJOR EVENT

On March 7, 2002, Publicis Groupe SA announced its merger with US group Bcom3 and the signature of a strategic partnership with Dentsu, the leading communications group in Japan and in Asia. This transaction, which was effective on September 24, 2002, not only allowed Publicis Groupe SA to enter the very small circle of the global industry's top players, but it also positioned the Groupe strategically as a major player in the key global growth sectors of healthcare communications and media counsel and buying.

Through the merger, the Leo Burnett agency, the most prestigious name in American advertising, becomes a member of the Groupe and complements the Groupe's agency network offer, joining Publicis Worldwide and Saatchi & Saatchi Worldwide. In addition, the Groupe is considerably strengthened in the U.S., in Latin America, and in the Asia/Pacific region.

Through the merger, the Publicis Groupe has also enriched its service offerings. With the integration of the Starcom MediaVest Group, it has tripled its size in the highly-strategic area of media counsel and buying. The Recma report confirmed Publicis' top ranking in this strategically-critical sector of media counsel and buying, with 35.6 Billion in media billings for Publicis clients. Publicis' offer in healthcare communications also has been bolstered and the Groupe has reinforced its position in several specialized areas such as public relations and multicultural communications.

These are some of the key reasons why the merger with Bcom3 has considerably enhanced Publicis Groupe's growth potential in all areas.



INTEGRATION OF BCOM3 AND RELATED REORGANIZATION:
Only a few weeks after the closing of the Bcom3 acquisition, Publicis Groupe SA announced its decision to concentrate its resources on three global advertising brands--Publicis, Saatchi & Saatchi, and Leo Burnett--and to allocate the assets of D'Arcy in those three networks. This process is proceeding in line with the expectations of management.

At the same time, a significant program of integration and rationalization was undertaken in order to optimize the performance of the new Groupe.

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REINFORCING THE GROUPE'S MANAGEMENT STRUCTURES:
Following the merger with Bcom3, important changes were made to the Groupe's management structures:

* ROGER HAUPT, former CEO of Bcom3, became a member of the Directoire of the Groupe as President and Chief Operating Officer (COO).
* RICK BENDEL, was named Chief Operating Officer of the Publicis Worldwide network.
* SUSAN GIANINNO was named Chair & CEO of Publicis USA, succeeding Bob Bloom, who is retiring.
* JOHN FARRELL: former President & CEO of the D'Arcy network, was named President & CEO, SAMS (specialized agencies and marketing services), with the mission of coordinating and developing the Groupe's offer in the area of specialized communication.
* WALTER VAN DER MEE was named Executive Vice President of Publicis Groupe SA in charge of managing our resources and development in Europe.
* PAULO SALLES: former Regional Chairman Latin America at D'Arcy, was named at the same function at Publicis Worldwide.

In addition, KEVIN ROBERTS remains CEO of Saatchi & Saatchi Worldwide; LINDA WOLF, CEO of Leo Burnett Worldwide; BERTRAND SIGUIER, member of the Directoire of Publicis Groupe SA and Executive Vice President of Publicis Worldwide; JACK KLUES, CEO of Starcom MediaVest Group; and JOHN PERRISS, CEO of ZenithOptimedia.



STRATEGIC AGREEMENT WITH DENTSU:
In the context of the merger with Bcom3, a long-term, strategic agreement was concluded with Dentsu. It consists, in part, of a shareholder agreement with Mrs. Elisabeth Badinter, following Dentsu's arrival as a shareholder of Publicis Groupe SA. It also consists of a real strategic alliance in the commercial area which is already being implemented in several specific directions:

* Cooperation in Japan, where the extraordinary capabilities of Dentsu is extremely important to clients of the different networks of the Publicis Groupe,
* The creation of a jointly-held company (iSE) in the area of sports marketing and of television programming, areas in which Dentsu excels,
* Cooperation in developing relations with Dentsu clients on an international basis.

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EXCEPTIONAL SUCCESS OF SAATCHI & SAATCHI INTEGRATION INTO PUBLICIS GROUPE SA:
The successful integration of Saatchi & Saatchi Worldwide in Publicis Groupe SA was confirmed by the network's spectacular achievements across the board:

* Named number one global network for global new business (Advertising Age - December 30, 2002),
* Cannes Festival awards as best network and as `Agency of the Year' for its London office,
* "Global Agency Network of the Year" award by Advertising Age and AdWeek of January 13, 2003,
*  Improvement of its margins,
*  Contribution of talents and notoriety to the Groupe.



NEW BUSINESS, POWERING FUTURE GROWTH:
Publicis Groupe SA won approximately two billion euros of net new business in 2002 through its different networks (excluding Bcom3) including 450 Million euros in the fourth quarter.

Bcom3 itself won 220 Million euros of net new business during the year. With the addition of this amount, the new Groupe (pro forma) will have won 2.2 Billion euros of net new business in 2002.

For the first time in its history, Publicis Groupe SA saw two of its networks recognized for leading the industry in winning new global accounts. In its edition of December 30, 2002, Advertising Age published its ranking which put Saatchi & Saatchi Worldwide as number one and Publicis Worldwide as number two in global new business wins. In the same way, national and regional new business were also very strong.



CONTINUING SELECTIVE DEVELOPMENT IN THE SECTOR OF MARKETING SERVICES AND SPECIALIZED AGENCIES (SAMS):
Publicis Groupe SA continued its strategy, in a very targeted and limited manner, of reinforcing its position in the area of specialized agencies. This included, in France, the acquisition of Sales Story, Stella, ECA2, and Media Publics and their integration in Publicis Dialog; in Belgium, with the acquisition of Magnesium, in Austria with the acquisition of Direct`n More, in the Netherlands with the acquisition of Van Sluis Consultants, in Japan with Gravitas, and in the US with Johnston & Associates. This strategy, developed in 2001, will be continued this year.
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UBLICIS  GROUPE SA (Euronext  Paris : 13057,  NYSE : PUB) is the world's fourth largest communications group, according to AdAge's ranking of April, 2002 as well as world leader in media counsel and buying, according to RECMA's ranking of January 2003. Its activities span 109 countries on six continents.

Groupe activities cover advertising, marketing services, media counsel and buying, media sales and specialized communications. These include public relations, corporate and financial communications, multicultural and healthcare communications.

Publicis Groupe SA's services are offered through three autonomous global advertising networks : Publicis Worldwide, Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned, and two global brands in media counsel and buying, ZenithOptimedia and Starcom MediaVest Group.

Web sites:  WWW.PUBLICIS.COM and WWW.FINANCE.PUBLICIS.COM
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